UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

DICERNA PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

NNUS NEW RESEARCH, INC.

a wholly owned subsidiary of

NOVO NORDISK A/S

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

253031108

(Cusip Number of Class of Securities)

Tomas Haagen

General Counsel

Novo Nordisk A/S
Novo Allé, DK- 2880, Bagsvaerd

Denmark

Telephone: +45 4444 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by NNUS New Research, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”), to acquire all of the outstanding shares of common stock of Dicerna Pharmaceuticals, Inc., a Delaware corporation (“the Company”), at a price of $38.25 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, pursuant to an Agreement and Plan of Merger, dated November 17, 2021, among the Company, Parent and Purchaser.

Forward Looking Statements

This document, as well as Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (“SEC”) (including its statutory Annual Report 2020 and Form 20-F both filed with the SEC in February 2021 in continuation of the publication of the Annual Report 2020), and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements, including with respect to the acquisition of Dicerna by Novo Nordisk. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses,
•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•	statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Dicerna’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance and epidemics, pandemics or other public health crises.

For an overview of some, but not all, of the risks that could adversely affect future results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2020.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Dicerna, nor is it a substitute for any tender offer materials that Novo Nordisk or Dicerna will file with the SEC. A solicitation and an offer to buy shares of Dicerna will be made only pursuant to an offer to purchase and related materials that Novo Nordisk intends to file with the SEC. At the time the tender offer is commenced, Novo Nordisk will file a Tender Offer Statement on Schedule TO with the SEC, and Dicerna will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. DICERNA’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Dicerna at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Novo Nordisk or Dicerna. Free copies of these materials and certain other offering documents will be made available by Novo Nordisk on Novo Nordisk’s internet website at www.novonordisk.com/investors or by contacting Novo Nordisk’s Investor Relations Department at dabo@novonordisk.com or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Dicerna will be available free of charge under the “Investors” section of Dicerna’s internet website at www.dicerna.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Novo Nordisk and Dicerna file annual, quarterly and current reports and other information with the SEC. Novo Nordisk’s and Dicerna’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Novo Nordisk A/S, dated as of November 18, 2021.

99.2	Social media posts by Novo Nordisk A/S or its representatives on November 18, 2021.